Form 51-102F3
Material Change Report

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1. Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C. V6E 2V1

2. Date of Material Change

May 8, 2006.

3. News Release

News release was issued on May 8, 2006 and disseminated via Stockwatch and Bay Street News Wire Services pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change
May 8, 2006.

Las Vegas From Home.Com Entertainment Inc. has acquired the Ownership and Royalty Interest in the
Three Card Games Software from Bronx Ventures Inc.

Further to the joint news release dated April 4, 2006 which was issued by Las Vegas From Home.Com Entertainment Inc. (“LVFH”) and Bronx Ventures Inc. (“Bronx”), parties related to each other by common directors and management, (LVFH and Bronx collectively referred to as “the Companies”), the Companies are pleased to announce that the transaction covered by the Purchase and Novation Agreement dated April 5, 2006 has closed.

5. Full Description of Material Change

Las Vegas From Home.com Entertainment Inc.	Bronx Ventures Inc.
Symbols: LVH .TSX Venture Exchange LVFHF .OTC Bulletin Board LVH .Berlin & Frankfurt Stock Exchanges	Symbol: BRXVF .OTC Bulletin Board

May 8, 2006.

Las Vegas From Home.Com Entertainment Inc. has acquired the Ownership and Royalty Interest in the
Three Card Games Software from Bronx Ventures Inc.

Further to the joint news release dated April 4, 2006 which was issued by Las Vegas From Home.Com Entertainment Inc. (“LVFH”) and Bronx Ventures Inc. (“Bronx”), parties related to each other by common directors and management, (LVFH and Bronx collectively referred to as “the Companies”), the Companies are pleased to announce that the transaction covered by the Purchase and Novation Agreement dated April 5, 2006 has closed.

As a result, LVFH has purchased Bronx’s 50% ownership interest and 40% revenue interest in the Three Card Games Software for a consideration of 6,670,000 common shares of LVFH.

LVFH has issued from its treasury the 6,670,000 common shares to Bronx at a deemed price of $0.36 per LVFH common share, and the 6,670,000 common shares of LVFH are restricted from trading until May 1, 2007. Concurrently, Bronx has transferred to LVFH all of Bronx’s right, title and interest in and to the Three Card Games Software and all of Bronx’s revenue entitlement from the Three Card Games Software.

Noted LVFH President and CEO, Jake Kalpakian, “During fiscal 2005, LVFH paid Bronx $484,804 (March 31, 2006: $146,304) pursuant to Bronx’s interest in the Three Card Games Software. As a result of the completion of this transaction, LVFH now owns 100% interest in all of its Software including the Three Card Games Software, thus this additional revenue stream will accrue directly to LVFH’s bottom line.”

Noted Bronx’s President, CEO and CFO, Bedo Kalpakian, “This will improve the Company’s Assets base as it looks for other opportunities.”

For further information:

Contact:

Las Vegas From Home.com Entertainment Inc.	Bronx Ventures Inc.
Jake Kalpakian, President & CEO Ph: +1 (604) 681-0204 Email: jake@lvfh.com	Bedo H. Kalpakian, President & CEO Ph: +1 (604) 681-1519 Email: bedo@bronxventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9. Date of Report

This report is dated the 8th day of May, 2006.